Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dunkin’ Brands Group, Inc.:

We consent to the incorporation by reference of our report dated May 2, 2011 in the Registration Statement on Form S-8 of Dunkin’ Brands Group, Inc. and subsidiaries with respect to the consolidated balance sheets of Dunkin’ Brands Group, Inc. and subsidiaries as of December 25, 2010 and December 26, 2009, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for the years ended December 25, 2010, December 26, 2009 and December 27, 2008, included therein.

Our report refers to a change in the method of accounting for contingent rental income.

/s/ KPMG LLP

Boston, Massachusetts
August 11, 2011